ZARGON
ENERGY TRUST


07022796

April 17, 2007


SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH, D.C.
210
SECTION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated April 16, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

PROCESSED
APR 26 2007
THOMSON FINANCIAL

B.C. Heagy
Executive Vice President & CFO

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Apr 16, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FILE NO. 82-34907

FOR IMMEDIATE RELEASE: April 16, 2007

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS APRIL 2007 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of April in the amount of Cdn. $0.18 per trust unit will be paid on May 15, 2007 to unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.951 million trust units (ZAR.UN) and 2.127 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the April 16, 2007 revised exchange ratio there would be a total of 19.565 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca



SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH, D.C.
210
SECTION

END